Exhibit 99.1

 Sierra Metals Receives Non-binding Letter of Intent From Compania Minera Kolpa

TORONTO--(BUSINESS WIRE)--October 31, 2022--Sierra Metals Inc. (TSX: SMT) (BVL:SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or “the Company”) confirms that it received an unsolicited, non-binding letter of intent (the “LOI”) following the close of business on October 27, 2022 from Compañia Minera Kolpa S.A. (“Kolpa”), among others.

The LOI outlines indicative terms for a proposed: (a) business combination of Kolpa and Sierra Metals; and (b) concurrent financing by an investment firm (collectively, the “Proposal”).

The LOI was submitted by Kolpa with its shareholders Arias Resource Capital Fund II L.P. and Arias Resource Capital Fund II (Mexico) L.P., among others. The LOI states that Arias Resource Capital Fund II L.P. and Arias Resource Capital Fund II (Mexico) L.P. and other members of the Arias Group (and principals) hold approximately 27% of the common shares of Sierra Metals.

As previously announced, a Special Committee of the independent members of Sierra Metals’ Board of Directors (the “Special Committee”) was formed with a mandate that includes exploring, reviewing and considering financing, restructuring and strategic options in the best interests of Sierra Metals.

The Special Committee is reviewing and considering the Proposal, with the assistance of financial and legal advisors to the Special Committee and to the Company. The Special Committee will consider the benefits of the Proposal to the Company and its stakeholders and all viable alternatives that may be or may become available to the Company. No decisions or recommendations have been made by the Special Committee regarding the transactions that are the subject of the Proposal at this time and the LOI has not been executed by the Company. Shareholders do not need to take any action with respect to the Proposal at this time.

The Company will continue to provide appropriate disclosure of any material developments as they arise.

About Sierra Metals

Sierra Metals is a diversified Canadian mining company with Green Metal exposure including copper production and base metal production with precious metals byproduct credits, focused on the production and development of its Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. The Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

For further information regarding Sierra Metals, please visit www.sierrametals.com or contact:

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Forward-Looking Statements

This press release contains forward-looking information within the meaning of Canadian and United States securities legislation, including the course of action, if any, to be pursued in response to the Proposal. Forward-looking information relates to future events or the anticipated performance of Sierra Metals and reflect management's expectations or beliefs regarding such future events and anticipated performance based on an assumed set of economic conditions and courses of action. In certain cases, statements that contain forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur" or "be achieved" or the negative of these words or comparable terminology. By its very nature forward-looking information involves known and unknown risks, uncertainness and other factors that may cause actual performance of Sierra Metals to be materially different from any anticipated performance expressed or implied by such forward-looking information. The Company has made certain assumptions regarding, among other things, the strategic alternatives that may be available to it. By its very nature forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual performance of Sierra Metals to be materially different from any anticipated performance expressed or implied by such forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 16, 2022 for its fiscal year ended December 31, 2021 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Investor Relations
Sierra Metals Inc.
Tel: +1 (416) 366-7777
Email: info@sierrametals.com

Luis Marchese
CEO
Sierra Metals Inc.
Tel: +1 (416) 366-7777

Ed Guimaraes
CFO
Sierra Metals Inc.
Tel: +1 (416) 366-7777